Exhibit 12.1

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Earnings:
Net income	$(6,413)	$(3,228)	$(4,356)	$(4,735)
Interest expense	16,965	20,015	33,943	40,050
Portion of rental expense representing interest	17	27	36	57
Total earnings	$10,569	$16,814	$29,623	$35,373

Fixed Charges:
Interest expense	$16,965	$20,015	$33,943	$40,050
Portion of rental expense representing interest	17	27	36	57
Total	$16,981	$20,043	$33,978	$40,108

Ratio of Earnings to Fixed Charges	0.62	0.84	0.87	0.88

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended March 31,		Three Months Ended March 31,
	2012	2011	2012	2011
Earnings:
Net income	$(6,413)	$(3,228)	$(4,356)	$(4,735)
Interest expense	16,965	20,015	33,943	40,050
Portion of rental expense representing interest	17	27	36	57
Total earnings	$10,569	$16,814	$29,623	$35,373

Combined Fixed Charges and Preference Dividends:
Interest expense	$16,965	$20,015	$33,943	$40,050
Portion of rental expense representing interest	17	27	36	57
Preferred Stock Dividends	2,453	1,627	4,081	3,255
Total	$19,434	$21,670	$38,059	$43,363

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.54	0.78	0.78	0.82